FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*   /    2. Issuer Name and                   /   6. Relationship of Reporting
                                           /    Ticker or Trading Symbol             /      Person(s) to Issuer
                                           /                                         /      (Check all applicable)
                                           /                                         /        X   Director       X     10% Owner
(Last)        (First)    (Middle)          /      DIGITAL POWER CORPORATION          /        X   Officer       ---    Other
Amitai,       David                        /              (AMEX: DPW)                /       (give title below) (specify below)
                                           /                                         /   President and Chief Executive Officer
----------------------------------------   /-----------------------------------------/----------------------------------------------
                                           / 3. I.R.S.             4. Statement for  /
                                           /  Identification          (Month/Year)   /
                                           /  Number of Reporting      12/2001       /
                                           /  Person, if an                          /
----------------------------------------   /  Entity                -----------------/
                                           /  (Voluntary)                            /
                                           /                                         /
                                           /       --                                /     7.   Individual or Joint/Group Filing
41920 CHRISTY STREET                       /                       5. If Amendment,  /         (Check Applicable Line)
---------------------------------------    /                        Date of Original /      X   Form filed by one Reporting Person
(Street)                                   /                         (Month/Year)    /     ---  Form filed by More than One
---------------------------------------    /                                N/A      /          Reporting Person
                                           /   --------------------------------------/
FREMONT              CA     94538          /                                         /
---------------------------------------    /                                         /
(City)             (State)   (Zip)         /                                         /
                                           /                                         /
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
          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
===================================================================================================================================

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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



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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V / (A )/ (D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /     /    / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /     /    / cisable/  Date  /       /shares /         /   4    /            /
===================================================================================================================================
Options to
Purchase                                                               Common
Stock        $0.70    12/10/01  A       200,000      (1)     12/10/11  Stock   200,000    --    200,000        D
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Warrants to                                                                                   1,900,000        I        Owned by
Purchase                                                                                                                Telkoor
Stock                                                                                                                   Telecom
                                                                                                                        Ltd.(2)
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

Explanation of Responses:


(1)  Vesting schedule for options:
       100,000 shares - 12/10/02
       100,000 shares - 12/10/03

(2) Mr. Amitai is a Director and Chief Executive Officer of Telkoor Telecom Ltd. He also owns 33.99% of the shares of Telkoor Telecom Ltd. Mr. Diamant disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ DAVID AMITAI                                               January 8, 2002
 --------------------------------                               ---------------
     David Amitai                                                      Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.